May 5, 2023

Michael Fay

Brian Cascio

Jessica Ansart

Celeste Murphy

Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Healthcare Acquisition Corp. III

Amendment No. 1 to Registration Statement on Form S-4

Filed March 23, 2023

File No. 333-269773

Dear Mr. Fay:

This letter is submitted on behalf of Alpha Healthcare Acquisition Corp. III (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed on March 23, 2023 (the “Registration Statement”), as set forth in the Staff’s letter dated April 3, 2023 to Rajiv Shukla, the Company’s Chief Executive Officer and Chairman (this “Comment Letter”). The Company is concurrently filing its Amendment No. 2 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page reference in the description of the Staff’s comment refers to the Registration Statement, and the page reference in the response refers to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 1 to Registration Statement on Form S-4, Filed March 23, 2023

Questions and Answers

Q: What interests do the current officers and directors of ALPA have in the Business Combination? page 6

1.

We note your response to comment 42 and reissue the comment. Please revise to expressly state whether the sponsor and its affiliates can earn a positive rate of return on their investment, even if other ALPA shareholders experience a negative rate of return in the post-business combination company.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 7 and 99 of the Amended Registration Statement in response to the Staff’s comment.

Q: How do the Public Warrants differ from the Private Warrants, and what are the related risks for any holder of Public Warrants, page 13

2.	We note your response to comment 43 and reissue the comment in part. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 67of the Amended Registration Statement in response to the Staff’s comment.

Summary

Conditions to Closing the Business Combination, page 21

3.

We note your response to comment 3 and we reissue the comment. Please revise to identify the Business Combination Agreement closing conditions that are subject to waiver. To the extent that a waiver may have material consequences, please include a risk factor describing the potential impact of the waiver. For example, if approval for a Nasdaq listing is waivable, include a discussion of the potential impact on liquidity.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 21 through 23 of the Amended Registration Statement in response to the Staff’s comment.

Background of the Business Combination

Negotiations with Carmell, page 90

4.

We note your response to comment 11 and reissue the comment, in part. Each proposal (preliminary or otherwise) and counterproposal concerning a material transaction term made between October and December of 2022 should be described and the proposing party identified. We note that you now discuss the “key negotiation points” between the parties, however, it is not clear what proposals and counterproposals were made regarding these points and who the proposing party was.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 82 and 83 of the Amended Registration Statement in response to the Staff’s comment.

Description of Fairness Opinion of Cabrillo, page 94

5.

We note your response to comment 18. Please revise your disclosure here to include the description you have provided in your response letter explaining how Cabrillo determined the range of implied enterprise values. Additionally, please discuss the basis on which Cabrillo decided to use the median and higher quartile of the clinical guideline public companies to determine the implied enterprise value range for the Guideline Public Company Method, but instead used the lower quartile and median of the Phase II initial public offering comparables for the Initial Public Offering Method. Furthermore, with respect to the Initial Public Offering Method, discuss the basis on which Cabrillo decided to use the midpoint of the lower quartile and median to determine the high indication.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 92, 96 and 97 of the Amended Registration Statement in response to the Staff’s comment.

Interests of the Sponsor and ALPA’s Directors and Officers in the Business Combination, page 95

6.	We note your response to comment 19 and reissue the comment in part. Please clarify how the board considered those conflicts in negotiating and recommending the business combination.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 98 and 99 of the Amended Registration Statement in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 111

7.

Please revise your prospectus disclosure in this section as well as elsewhere, such as on page 72, to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language stating that it is intended that, or generally, certain material tax consequences will apply. In addition, please clearly state that the conclusion is the opinion of counsel. Please also remove any statement that assumes the material tax consequences at issue (e.g., “Assuming the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code”). Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 120 of the Amended Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 124

8.

We note your revised disclosure in balance sheet adjustment (12) in response to prior comment 24 and that you will enter into an equity type facility to fund transaction costs and the payoff of the convertible notes under the maximum redemption scenario. We defer review of your revised disclosure until you are able to provide pro forma adjustments related to the facility.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 129 through 136 of the Amended Registration Statement in response to the Staff’s comment.

9.

We have reviewed your revised disclosure in response to prior comment 24 and do not note the computations of pro forma net tangible assets under both the No Redemption and Maximum Redemption Scenarios. In tabular form, please provide the computations of pro forma net tangible assets under both the No Redemption and Maximum Redemption Scenarios.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 129 through 136 of the Amended Registration Statement in response to the Staff’s comment.

10.

Please remove your 2021 pro forma condensed combined statement of operations and related disclosures. Refer to Rule 11-02(c)(2)(i) of Regulation S-X, which states, in part, that pro forma condensed statements of comprehensive income must be filed for only the most recent fiscal year and any subsequent interim period. Also refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X which sets forth that pro forma statement of operations adjustments that depict the effects of the pro forma balance sheet adjustments assume those adjustments were made as of the beginning of the fiscal year presented.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 129 through 136 of the Amended Registration Statement in response to the Staff’s comment.

11.

We note in your revised disclosure in response to prior comment 25 that you will retain $5,000,001 in the Trust account and ensure net tangible assets of at least $5,000,001. We defer review of this revised disclosure until completion of the pro forma financial statements.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 129 through 136 of the Amended Registration Statement in response to the Staff’s comment.

Information about ALPA

Financial Position, page 159

12.

We note your response to comment 27 and your revised disclosure on pages 130 and 159. We understand that the underwriters in your SPAC IPO have waived the deferred underwriting commissions that would otherwise be due to them upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with each of the underwriters BofA Securities, Inc. and PJT Partners LP. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 161 of the Amended Registration Statement in response to the Staff’s comment.

Products, page 172

13.

We note your disclosure here and similar statements elsewhere in your prospectus, such as on page 177, state that HEAL II “is powered to demonstrate superiority vs. standard of care.” Please revise to clarify how HEAL II is “powered to demonstrate superiority.” Given where HEAL II is in the development process, it is premature to state or imply that it will be likely or more likely to achieve superior results.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 180 of the Amended Registration Statement in response to the Staff’s comment.

Exhibits

14.

We note your response to comment 39 and reissue the comment, in part. We note that many exhibits from the IPO filing were not included, such as, for example, the Warrant Agreement and Registration Rights Agreement. Please revise to include all of these documents as exhibits.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages II-5 through II-7 of the Amended Registration Statement in response to the Staff’s comment.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1879.

Sincerely,

/s/ Laurie A. Burlingame

Laurie A. Burlingame, Esq.

cc:	Rajiv Shukla, Alpha Healthcare Acquisition Corp. III

Patrick Sturgeon, Alpha Healthcare Acquisition Corp. III